EXHIBIT 11

Tommy Hilfiger Corporation

Computation of Net Income Per Ordinary Share

(in thousands, except per share amounts)

	Nine Months Ended December 31,		Three Months Ended December 31,
	2004	2003	2004	2003
		(as restated)		(as restated)
FINANCIAL STATEMENT PRESENTATION
BASIC
Weighted average shares outstanding	91,635	90,615	91,814	90,655

Net income	$71,659	$103,654	$20,193	$23,567

Net income per share	$0.78	$1.14	$0.22	$0.26

DILUTED
Weighted average shares outstanding	91,635	90,615	91,814	90,655
Net effect of dilutive stock options based on the treasury stock method using average market price	661	475	205	901

Total	92,296	91,090	92,019	91,556

Net income	$71,659	$103,654	$20,193	$23,567

Net income per share	$0.78	$1.14	$0.22	$0.26